FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 December 2010

HSBC NAMES GLOBAL BANKING AND MARKETS TOP TEAM

*** Samir Assaf appointed Chief Executive, Global Banking and Markets ***

*** Global Banking expanded with Robin Phillips and Kevin Adeson Co-Heads ***

*** Jose-Luis Guerrero and Spencer Lake to be Co-Heads Global Markets ***

HSBC Holdings plc has announced today the appointment of Samir Assaf as Chief Executive of its Global Banking and Markets business with effect from 1 January 2011. He succeeds Stuart Gulliver who becomes Group Chief Executive on the same date. Samir, currently Head of Global Markets, will report to Stuart and becomes a Group Managing Director, joining HSBC's Group Management Board.

Samir, a 23-year capital markets veteran, has played a key role in the rapid growth of Global Markets' fixed income business in Europe and the development of the rates and equities structured-product platforms globally.

Following his appointment, Samir has also named his leadership team for Global Banking and Markets, also effective on 1 January 2011, as follows.

As part of the evolution of the business, Global Capital Financing will be integrated into Global Banking and Markets in order to enhance its ability to serve its client needs. The expanded business will see Robin Phillips, who heads some of HSBC's largest client relationships, become Co-Head of Global Banking which will now incorporate Equity Capital Markets, Leveraged & Acquisition Finance and Project Finance Execution.

Robin will also have responsibility for key Global Banking and Markets strategic initiatives, including managing a family office partnership with Global Private Banking; cooperating with Commercial Banking to broaden relationships with the Commercial Banking client base; developing Global Banking and Markets infrastructure offering and commodity financing capability. Robin will also chair the Global Banking and Markets Operating Committee in Samir's absence.

Kevin Adeson will join Robin as Co-Head of the enlarged Global Banking platform, bringing his financing and transactional experience to the business. Kevin is currently Head of Global Capital Financing.

In Global Markets, Jose-Luis Guerrero and Spencer Lake will become Co-Heads of an expanded business which will now also incorporate primary responsibility for Debt Capital Markets and Asset and Structured Finance. Jose-Luis is currently head of Global Markets, EMEA and was previously Head of Global Markets for the Americas. Spencer is currently head of Debt Capital Markets.

Stuart Gulliver, Group Chief Executive Designate, commented: "We have built a world-class wholesale banking operation over the last decade, one of the few to emerge from the financial crisis with its reputation and market position enhanced. Its ability to connect emerging markets with developed markets for our customers' benefit positions it strongly for future growth and gives it the potential to contribute around one third of HSBC's profits sustainably. I have worked with Samir for the last eight years and know his exceptional talent and experience mean that I leave the business in hugely capable hands."

Media enquiries to:

Rob Bailhache	+44 (0)20 7992 5712	robert.bailhache@hsbc.com
Jezz Farr	+44 (0)20 7991 3124	jezz.farr@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                    Title: Assistant Group Secretary

                                                                                       Date: 10 December, 2010